FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2016

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

ENDESA CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED DECEMBER 31, 2015

▪             The net income attributable to the shareholders of Endesa Chile, including discontinued operations, increased by 17% to Ch$ 392,868 million through December 2015. This growth was largely due to the better operating results obtained mainly in Chile and Argentina.

▪                Net energy generation including discontinued operations, rose by 4% to 51,622 GWh, as a result of increased thermal generation (+ 1,109 GWh), mainly from the combined-cycle plants in Argentina and greater coal generation in Colombia. Additionally, hydroelectric generation grew by 2% (+ 698 GWh), mainly in Argentina and Chile.

▪                Physical sales including discontinued operations grew by 8% (+ 4,354 GWh) to 61,046 GWh, mainly due to higher sales to regulated customers, primarily in Chile and Colombia, and also due to higher sales to the spot market mainly in Argentina and Chile.

▪              Operating revenues including discontinued operations, rose by 16% to Ch$ 2,846,926 million, primarily due to higher average energy sale prices in Chile, increased physical sales in Chile, Argentina and Colombia, and higher revenues of Ch$ 69,941 million contributed by GasAtacama, a company whose results have been consolidated since May 2014.

▪              Procurement and services costs including discontinued operations increased by 22% to Ch$ 1,362,638 million, mainly as a consequence of higher energypurchases and fuel costs, both mainly in Chile and Colombia.

▪               Therefore, consolidated EBITDA including discontinued operations increased by 9% through December 2015, totaling Ch$ 1,191,661 million.

▪               The financial result including discontinued operations recorded an expense of Ch$ 46,565 million, a 32% decrease over December 2014, primarily due to a greater income from currency exchange differences in Argentina.

▪              The result of investments in associate companies including discontinued operations fivefold increased to Ch$ 47,585 million, as a result of the impairment of HidroAysén accounted in December 2014.

▪               Bocamina II resumed its operations on July 1, 2015, after Endesa Chile secured the permits necessary for its commercial reactivation during the first half of this year.

▪               El Quimbo began commercial operations on November 16, 2015, contributing with 159 GWh in 2015.

• 1 •

FINANCIAL SUMMARY

➢    Consolidated debt including discontinued operations decreased by US$ 440 million, reaching US$ 3,065 million as of December 2015. The debt in Chile, corresponding to the continuing operations, decreased by US$ 75 million over December 2014, accounting US$ 1,525 millions in December 2015.

➢     Average interest rate, an important cost factor, of the consolidated company including discontinued operations, declined by 0.4% compared to December 2014, to 6.9%. This improvement was mainly due to better rate conditions on debt taken in Argentinean pesos and in U.F., and offset with worse conditions on interest rates on debt taken in Colombian pesos and Chilean pesos.

Average interest rate of Chile decreased by 1.7% to 5.3% when compared to December 2014. This variation was mainly due to the improved conditions on debt taken in dollars and in U.F.

➢                Financial expense coverage of the consolidated company including discontinued operations increased from 6.7 to 11.2 times due to the increase in EBITDA.

Interest expense coverage of Chile slightly decreased from 4.64 to 4.51 times, mainly due to higher foreign exchange looses as of December 2015.

➢                 Liquidity of the consolidated company including discontinued operations, a key factor for our financial management, continues to show a solid position:

•   Consolidated committed credit facilities: US$ 316 million.

•   Consolidated uncommitted credit facilities: US$ 300 million.

•   Consolidated cash and cash equivalents: US$ 211 million.

Liquidity of the continuing company, Chile, maintains a solid position:

•  Consolidated committed credit facilities: US$ 286 million.

•  Consolidated uncommitted credit facilities: US$ 159 million.

•  Consolidated cash and cash equivalents: US$ 72 million.

• 2 •

I.- Income Statement Analysis

RELEVANT INFORMATION:

On December 18, 2015, the Extraordinary Shareholders' Meeting of Endesa Chile decided to approve the division of the Company, subject to compliance with certain condition precedent requirement. As a consequence of the division of Endesa Chile a new corporation would be created that would be called Endesa Américas S.A., in which equity interests, assets and liabilities related to Endesa Chile’s operations outside Chile will be assigned.

On February 1, 2016, having met the condition precedent requirement, the division of Endesa Chile materialized and from that date the Company Endesa Américas S.A. came into existence.

In consideration of the aforementioned and in accordance with the provisions of the International Financial Reporting Standards, as of December 31, 2015 all assets and liabilities related to the generation business outside Chile have been considered as "held for distribution to shareholders”, having reclassified their balances in the financial statements.

Moreover, all income and expenses from the generation business outside Chile, considered as discontinued operations are presented in the item "Income (loss) from discontinued operations" in the comprehensive consolidated income statement.

For comparative purposes, this scheme of presentation has also been applied to the results for years 2014 and 2013, which were restated in the comprehensive consolidated income statement previously approved.

For more information, please refer to Note 4.1. of the consolidated financial statements of Endesa Chile as of December 31, 2015.

• 3 •

   1. - Net Income Analysis

Net income attributable to the controlling shareholders of Endesa Chile as of December 2015 was a net income of Ch$ 392,868 million, compared to net income of Ch$ 334,557 million in the previous period, representing a 17% increase.

The following shows comparative figures for each item of the income statement for the continuing operations and comparative figures including the discontinued operations as of December 31, 2015 and 2014:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	2015	2014	Chg	Chg %

REVENUES	1,543,810	1,230,975	312,835	25%
Sales	1,539,978	1,209,797	330,181	27%
Other operating revenues	3,832	21,178	(17,346)	(82%)
PROCUREMENT AND SERVICES	(880,891)	(750,217)	(130,674)	17%
Energy purchases	(320,732)	(288,443)	(32,289)	11%
Fuel consumption	(327,503)	(305,479)	(22,024)	7%
Transportation expenses	(179,691)	(142,831)	(36,860)	26%
Other variable procurement and services costs	(52,965)	(13,464)	(39,501)	293%
CONTRIBUTION MARGIN	662,919	480,758	182,161	38%
Other work performed by entity and capitalized	15,251	16,466	(1,215)	(7%)
Employee benefits expense	(70,969)	(64,860)	(6,109)	9%
Other fixed operating expenses	(90,340)	(66,335)	(24,005)	36%
GROSS OPERATING INCOME (EBITDA)	516,861	366,029	150,832	41%
Depreciation, Amortization	(124,836)	(101,305)	(23,531)	23%
Reversal of impairment profit	9,794	(12,462)	22,256	179%
OPERATING INCOME	401,819	252,262	149,557	59%
NET FINANCIAL EXPENSE	(114,252)	(77,345)	(36,907)	48%
Financial income	235	1,586	(1,351)	(85%)
Financial costs	(64,207)	(71,617)	7,410	(10%)
Gain (Loss) for indexed assets and liabilities	3,600	13,926	(10,326)	(74%)
Foreign currency exchange differences, net	(53,880)	(21,240)	(32,640)	154%
OTHER NON-OPERATING RESULTS	12,920	(11,762)	24,682	(210%)
Share of profit (loss) of associates accounted for using the equity method	8,905	(54,413)	63,318	(116%)
Net Income From Other Investments	4,309	42,651	(38,342)	(90%)
Net Income From Sale of Assets	(294)	-	(294)	(100%)
NET INCOME BEFORE TAXES	300,487	163,155	137,332	84%
Income Tax	(76,656)	(34,098)	(42,558)	125%
NET INCOME FROM CONTINUING OPERATIONS	223,831	129,057	94,774	73%
Net income (Loss) from discontinued operations after taxes	411,190	489,916	(78,726)	(16%)
NET INCOME	635,021	618,973	16,048	3%

NET INCOME	635,021	618,973	16,048	3%
Owners of parent	392,868	334,557	58,311	17%
Non-controlling interest	242,153	284,416	(42,263)	(15%)

Earning per share from continuing operations (Ch$ /share)	25.89	13.95
Earning per share from discontinued operations (Ch$ /share)	22.01	26.84
Earning per share (Ch$ /share)	47.90	40.79
Weighted average of ordinary shares outstanding (in thousands)	8,201,754.58	8,201,754.58

• 4 •

The following shows pro-forma comparative information for each item of the income statement as of December 31, 2015 and 2014, as if discontinuing operations would have not been carried out:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	2015	2014	Chg	Chg %

REVENUES	2,846,925	2,446,534	400,391	16%
Sales	2,778,444	2,364,211	414,233	18%
Other operating revenues	68,481	82,323	(13,842)	(17%)
PROCUREMENT AND SERVICES	(1,362,638)	(1,119,457)	(243,181)	22%
Energy purchases	(502,374)	(396,791)	(105,583)	27%
Fuel consumption	(468,049)	(406,234)	(61,815)	15%
Transportation expenses	(283,893)	(246,384)	(37,509)	15%
Other variable procurement and services costs	(108,322)	(70,048)	(38,274)	55%
CONTRIBUTION MARGIN	1,484,287	1,327,077	157,210	12%
Other work performed by entity and capitalized	27,189	29,170	(1,981)	(7%)
Employee benefits expense	(156,198)	(134,905)	(21,293)	16%
Other fixed operating expenses	(163,617)	(126,361)	(37,256)	29%
GROSS OPERATING INCOME (EBITDA)	1,191,661	1,094,981	96,680	9%
Depreciation, Amortization	(233,242)	(205,141)	(28,101)	14%
Reversal of impairment profit	4,981	(14,519)	19,500	134%
OPERATING INCOME	963,400	875,321	88,079	10%
NET FINANCIAL EXPENSE	(46,565)	(68,783)	22,218	(32%)
Financial income	59,535	95,553	(36,018)	(38%)
Financial costs	(152,001)	(136,829)	(15,172)	11%
Gain (Loss) for indexed assets and liabilities	3,600	13,926	(10,326)	(74%)
Foreign currency exchange differences, net	42,301	(41,433)	83,734	(202%)
OTHER NON-OPERATING RESULTS	51,091	50,587	504	1%
Share of profit (loss) of associates accounted for using the equity method	47,585	7,185	40,400	562%
Net Income From Other Investments	4,309	43,320	(39,011)	(90%)
Net Income From Sale of Assets	(803)	82	(885)	(1079%)
NET INCOME BEFORE TAXES	967,926	857,125	110,801	13%
Income Tax	(332,905)	(238,152)	(94,753)	40%
NET INCOME	635,021	618,973	16,048	3%
Owners of parent	392,868	334,557	58,311	17%
Non-controlling interest	242,153	284,416	(42,263)	(15%)

Earning per share (Ch$ /share)	47.90	40.79	7.1	17%

Operating Income

Operating income as of December 31, 2015 of the continuing operations was Ch$ 401,819 million, 59% higher than the Ch$ 252,262 million accounted in the previous period. Operating income including discontinued operations reached Ch$ 963,400 million, 10% higher when compared to the Ch$ 875,321 million accounted in the previous period.

• 5 •

Operating income, distinguishing continuing and discontinued operations for 2014 and 2015 was as follows:

	Continuing Operations		Discontinued Operations
COUNTRY (Million Ch$)	Chile		Chile		Argentina		Colombia		Peru		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014

Operating Revenues	1,543,810	1,230,975	4,082	5,161	140,399	105,265	778,756	753,373	382,453	353,795	2,846,925	2,446,534
% of consolidated	54%	50%	0%	0%	6%	4%	27%	31%	13%	15%	100%	100%
Operating Costs	(1,141,991)	(978,713)	(2,306)	(749)	(93,115)	(77,310)	(405,891)	(303,840)	(242,797)	(212,636)	(1,883,525)	(1,571,213)
% of consolidated	61%	62%	0%	0%	5%	5%	22%	19%	12%	14%	100%	100%

Operating Income	401,819	252,262	1,776	4,412	47,284	27,955	372,865	449,533	139,656	141,159	963,400	875,321

Operating revenues, costs and results distinguishing continuing and discontinued operations, for the periods ended December 31, 2015 and 2014, were as follows:

	2015			2014
Million Ch$	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Costanera	100,857	(80,485)	20,372	75,194	(61,492)	13,702
El Chocon	40,005	(12,996)	27,009	30,173	(15,836)	14,337
Investment Vehicles in Argentina and Consolidation Adjustments	(463)	366	(97)	(102)	18	(84)
Edegel	343,762	(227,168)	116,594	319,347	(197,692)	121,655
Investment Vehicles in Peru and Consolidation Adjustments	38,691	(15,629)	23,062	34,448	(14,944)	19,504
Emgesa	778,768	(405,940)	372,828	753,385	(303,895)	449,490
Investment Vehicles in Colombia and Consolidation Adjustments	(12)	49	37	(12)	55	43
Consolidation Foreign Subsidiaries Adjustments	(2,575)	2,575	-	(2,035)	2,035	-
Endesa Chile's Discontinued Operations	4,082	(2,306)	1,776	4,082	(2,306)	1,776
Endesa Chile's Continuing Operations	1,543,810	(1,141,991)	401,819	1,232,054	(977,156)	254,898

Total Consolidation	2,846,925	(1,883,525)	963,400	2,446,534	(1,571,213)	875,321

Energy sales by country including discontinued operations of Endesa Chile and subsidiaries, for the periods ended December 31, 2015 and 2014, were as follows:

	Continuing Operations		Discontinued Operations
ENERGY SALES (Million Ch$)	Chile		Argentina		Colombia		Peru		Consolidated
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Sales to regulated customers	1,067,435	760,297	0	0	0	0	180,479	166,629	1,247,914	926,926
Sales to unregulated customers	264,113	274,938	5,953	9,262	545,157	532,364	113,538	116,580	928,762	933,144
Sales at spot market	140,340	98,451	53,095	23,773	217,123	211,285	8,792	2,049	419,350	335,558
Other customers	2,930	22,120	28,083	18,713	0	0	10,831	4,767	41,844	45,600

Total energy sales	1,474,818	1,155,805	87,131	51,749	762,281	743,649	313,639	290,025	2,637,869	2,241,228

• 6 •

Analysis by Country

CHILE

Operations in Chile recorded a 59% increase in operating income totaling Ch$ 401,819 million, while EBITDA rose by Ch$ 150,832 million to Ch$ 516,861 million through December 2015. These improved results of the Chilean business were the result of increased operating revenues of Ch$ 312,835 million, mainly due to higher physical sales (+ 2,402 GWh), higher average energy sale price (+ US$ 3/MWh) and higher revenues of Ch$ 69,941 million contributed by GasAtacama following its consolidation since May 2014.

The above was partially offset by higher energy purchases of Ch$ 32,289 million due to increased physical purchases (+ 2,171 GWh), higher fuel consumption costs of Ch$ 22,024 million mainly explained by GasAtacama for Ch$ 46,733 million, higher other variable procurement and services costs of Ch$ 39,501 million, mainly relating to the agreement with AES Gener allowing Endesa Chile to use its available LNG in Nueva Renca combined cycle plant for Ch$ 23,739 million, and water purchase and transportation costs for the operation of the San Isidro plant for Ch$ 9,441 million, plus other fixed operations costs of Ch$ 24,005 million, which includes Ch$ 2,707 million of the impairment of certain assets related to Neltume project. In addition, a higher charge for depreciation of Ch$ 23,531 million was booked primarily as a result of increased capitalizations made in the second half of 2014 in San Isidro II, Bocamina II and Tal Tal, offset by the reversal of impairment in Celta of Ch$ 12,578 million.

ARGENTINA

Operating income in Argentina increased by Ch$ 19,328 million to Ch$ 47,284 million, while EBITDA reached Ch$ 70,327 million as of December 2015, compared to Ch$ 45,626 million the previous year.

The operating income of Costanera was Ch$ 20,372 million, an increase of Ch$ 6,671 million over the same period of the year before, as a result of greater operating revenues of Ch$ 25,663 million, mainly due to higher energy sales (+ 1,117 GWh) due to higher thermal dispatch and higher tariffs relating to Resolution 482. This was partially compensated by higher operating costs of Ch$ 18,992 million, mainly due to higher payroll expenses of Ch$ 11,598 million following salary increases and other benefits, coupled with higher charges for depreciation and impairment of Ch$ 5,314 million following new capitalizations.

Operating income of El Chocón reached Ch$ 27,009 million, a 88% increase over December 2014, reflecting increased operating revenues of Ch$ 9,831 million, mainly due to higher physical sales (+ 409 GWh) resulting from improved hydrological conditions and higher tariffs relating to Resolution 482, coupled with reduced energy purchases of Ch $ 943 million, lower transportation costs of Ch$ 1,236 million, lower other variable procurement and service costs of Ch$ 1,673 million, partly offset by higher payroll expenses of Ch$ 1,160 million.

• 7 •

The translation of the financial statements from the Argentine peso to the Chilean peso in both periods, resulted in an increase in Chilean pesos of 0.8% as of December 2015, with respect to December 2014.

COLOMBIA

Operating income in Colombia declined by Ch$ 76,668 million through December 2015, reaching Ch$ 372,865 million, while EBITDA was Ch$ 412,103 million, with a reduction of 17% when compared to December 2014.

Although revenues increased by Ch$ 25,383 million due to higher physical sales (+ 1,113 GWh) primarily to regulated clients and a higher sales price on the spot market, operating income was primarily affected by the translation of the Colombian peso to the Chilean peso of Ch$ 122,712 million. Additionally, higher energy purchases of Ch$ 81,968 million were recorded, also increased fuel consumption of Ch$ 29,972 million due to higher thermal generation, higher other fixed operating expenses of Ch$ 5,099 million, mainly due to the recognition of the wealth tax decreed by the Colombian government of Ch$ 8,464 million, partially offset by lower transportation costs of Ch$ 4,176 million and reduced procurement variable expenses and services of Ch$ 6,537 million.

The effect of translating the financial statements from the Colombian peso to the Chilean peso in both periods resulted in a 16.5% decline in Chilean pesos as of December 2015, with respect to December 2014.

PERU

Operating income slightly decreased by 1% to Ch$ 139,656 million through December 2015 compared to Ch$ 141,158 million in December 2014. EBITDA, or gross operating margin, grew by 3% to Ch$ 190,594 million.

The improved results of our business in Peru, resulting in higher operating income of Ch$ 28,658 million, were mainly explained by the depreciation of the Peruvian Sol against the US dollar and the Chilean peso, and by lower energy purchases of Ch$ 5,199 million, partly offset by lower physical energy sales (- 687 GWh) primarily to regulated customers.

The above was partially offset by lower other operating revenue of Ch$ 6,883 million, mainly due to the compensation for claims and insurance with respect to turbine T-G7 of the Santa Rosa plant in 2014, in addition to greater fuel consumption of Ch$ 9,521 million, increased transportation expenses of Ch$ 5,816 million, higher other procurement expenses and services costs of Ch$ 7,174 million, greater other fixed operating expenses of Ch$ 3,667 million, and increased depreciation and impairment charges of Ch$ 7,333 million.

The effect of translating the financial statements from the Peruvian sol to the Chilean peso in both periods resulted in a 2.4% increase in Chilean pesos as of December 2015, with respect to December 2014.

• 8 •

Non-Operating Income

A summary of the non-operating income as of December 31, 2015 and 2014, considering as if discontinuing operations would have not been carried out, was as follows:

(Million Ch$)	2015	2014	Chg	Chg %

NET FINANCIAL EXPENSE	(46,565)	(68,783)	22,218	(32%)
Financial income	59,535	95,553	(36,018)	(38%)
Financial costs	(152,001)	(136,829)	(15,172)	11%
Gain (Loss) for indexed assets and liabilities	3,600	13,926	(10,326)	(74%)
Foreign currency exchange differences, net	42,301	(41,433)	83,734	(202%)
OTHER NON-OPERATING RESULTS	51,091	50,587	504	1%
Share of profit (loss) of associates accounted for using the equity method	47,585	7,185	40,400	562%
Net Income From Other Investments	4,309	43,320	(39,011)	(90%)
Net Income From Sale of Assets	(803)	82	(885)	(1079%)
NET INCOME BEFORE TAXES	967,926	857,125	110,801	13%
Income Tax	(332,905)	(238,152)	(94,753)	40%
NET INCOME	635,021	618,973	16,048	3%
Net income (Loss) from discontinued operations after taxes	-	-	-
NET INCOME	635,021	618,973	16,048	3%

Net Financial Result

Net financial result recorded a Ch$ 46,565 million loss, decreasing by 32% when compared to the Ch$ 68,783 million loss in 2014. This was mainly due to:

Lower financial income of Ch$ 36,018 million mainly due to the restructuring of our subsidiary Endesa Costanera’s debt with Mitsubishi occurred in 2014 of Ch$ 84,535 million, offset by a higher income from accounts receivable with VOSA of Ch$ 41,603 million.

Higher financial expenses of Ch$ 15,172 million, mainly in Costanera due to higher debt with CAMMESA of Ch$ 14,800 million.

Lower gain for indexed assets and liabilities of Ch$ 10,326 million mainly due to lower impact of financial debts denominated in U.F. that belong to Endesa Chile.

Lower expenses in foreign currency exchange differences of Ch$ 83,734 million, mainly explained by a gain in exchange differences from dollarization of accounts receivable with VOSA of Ch$ 124,800 million and by minor effects on Endesa Costanera of Ch$ 5,260 million due to a lower debt in US dollars when compared to 2014. All partially offset mainly by higher exchange rate differences on foreign currency debt and derivatives in Endesa Chile.

• 9 •

Net Income From Sale of Assets and Other Investments

The result of other investments showed a gain of Ch$ 4,309 million, 90% less than the gain of Ch$ 43,319 million as of December 2014, mainly explained by the revaluation of the pre-existing participation of Endesa Chile before buying the additional 50% of GasAtacama and the recognition of the accumulated translation differences of that investment sale to the take-over date, partially offset by the sale of the subsidiary Túnel El Melón S.A. for Ch$ 4,207 million in January 2015.

Share of Profit of Associates Accounted for Using the Equity Method

The improved result of Ch$ 40,400 million was mainly explained by the impairment of HidroAysén project of Ch$ 69.066 million accounted in December 2014 as a result of uncertainty over the recoverability of the investment, offset by a reduced net income of Enel Brasil of Ch$ 25,708 million.

Income Tax

Income Tax reached a higher expense of Ch$ 94,753 million mainly explained by higher expenses in Endesa Chile for Ch$ 42,558 million primarily due to improved financial results over the previous year and the exchange rate effect on foreign investment in Chile, coupled with Ch$ 53,119 million higher expense in Empresa Hidroeléctrica Chocón due to improved financial results over the previous year due to the dollarization of VOSA.

2. -Balance Sheet Analysis

Assets (Million Ch$)	Dec-15 SVS	Dec-15 Including Disc. Operations	Dec-14	Chg	Chg %

Current Assets	522,855	917,904	1,038,058	(120,154)	(12%)
Non-Current Assets	2,866,209	6,360,866	6,199,614	161,252	3%
Discontinued Operations	3,889,706	-	-	-	-

TOTAL ASSETS	7,278,770	7,278,770	7,237,672	41,098	1%

The Company’s total assets as of December 2015, including those assets held for distribution to shareholders, showed an increase of Ch$ 41,098 million compared to December 2014, mainly due to:

➢  Non-current assets increased by Ch$ 161,252 million, equivalent to 3%, mainly explained by:

❖    Increase in trade accounts receivable and other non-current accounts receivable of Ch$ 89,644 million, mainly due to the dollarization of accounts receivables from the regulator in Argentina relating to the construction of Central de Vuelta Obligado (VOSA) in Endesa Costanera and Hidroeléctrica El Chocón, net from the translation effect.

• 10 •

❖     Increase in property, plant and equipment of Ch$ 162,879 million, mainly due to new investments in the period of Ch$ 615,819 million and other movements of Ch$ 23,857 million, mainly provisions for dismantling, which were partially compensated by the depreciation and impairment for the period of Ch$ 219,691 million, the translation effects of the companies’ different functional currencies of Ch$ 253,288 million and other reductions of Ch$ 3,818 million.

❖     Reduction in investments accounted using the equity method of Ch$ 89,166 million, originated mainly in Enel Brasil of Ch$ 94,694 million explained by the negative currency exchange differences of Ch$ 112,807 million, and declared dividends of Ch$16,469 million, offset by the net income of the period of Ch$ 36,474 million.

➢    Reduction in current assets of Ch$ 120,154 million, equivalent to 12%, mainly explained by:

❖    Reduction in cash and cash equivalents of Ch$ 186,890 million, mainly in Emgesa of Ch$ 157,624 million, due to payments to suppliers, dividends, income taxes and bond payment net from taxes, and in Edegel of Ch$ 24,277 million, due to payments to suppliers, taxes, dividends and financial debt.

❖    Other current non financial assets decrease of Ch$ 26,241 million, mainly in Endesa Chile and Edegel for Ch$ 20,824 million, explained by reclassifications of commercial accounts receivables and other current account receivables for advanced payments to suppliers and for the translation effects of the different companies’ functional currencies.

❖    Current tax assets decrease of Ch$ 32,433 million, mainly in Celta for Ch$ 8,144 million, explained by a tax credit reimbursement in the period. In Endesa a Ch$ 25,525 million decrease, mainly due to lower recoverable taxes that amounted to Ch$ 10,270 million and deferred taxes reclassification to tax credit for Ch$ 10,000 million.

❖    Non-current assets reduction or group of assets for its disposal classified as maintained for sale for Ch$ 7,979 million, corresponded to the assets of Túnel el Melón, company sold in January 2015.

❖     The above was partially compensated by an increase in trade accounts receivable and other accounts receivable of Ch$ 129,208 million, mainly debtors of energy sales, tolls and fuels in Endesa Chile, Chocón, Edegel and Emgesa.

• 11 •

Liabilities and Shareholder's Equity (Million Ch$)	Dec-15 SVS	Dec-15 Including Disc. Operations	Dec-14	Chg	Chg %

Current Liabilities	676,092	1,351,096	1,392,738	(41,642)	(3%)
Non-Current Liabilities	1,207,004	2,383,784	2,321,048	62,736	3%
Discontinued Operations	1,851,784	-	-	-	-
Equity	3,543,890	3,543,890	3,523,886	20,004	1%
Equity attributable to owners of parent	2,648,190	2,648,190	2,700,280	(52,090)	(2%)
Non-controlling	895,700	895,700	823,606	72,094	9%

TOTAL EQUITY AND LIABILITIES	7,278,770	7,278,770	7,237,672	41,098	1%

The Company’s total liabilities, including those assets held for distribution to shareholders, showed an increase of Ch$ 41,098 million with respect to December 2014, mainly due to:

➢    Increase of non-current liabilities of Ch$ 62,736 million, equivalent to 3%, mainly explained by:

❖ Ch$ 41,638 million higher trade and other accounts payable, mainly in Costanera and Chocón due to the CAMMESA debt relating to non-recurring investment plans.

❖    Increase in other non-current provisions of Ch$ 58,324 million due to the increase in the provision for dismantling of Ch$ 32,365 million of Bocamina II, Quintero and San Isidro plants, also in Emgesa due to the capitalization of the environmental liability of El Quimbo of Ch$ 33,658 million and future obligations to the communities, offset by the translation effect of the different companies’ functional currencies.

❖ The above was partially offset by a decrease in non-current provisions for employees of Ch$ 6,642 million, mainly due to the translation effect of the different companies’ functional currencies in 2015 and the reduction in liabilities for deferred taxes of Ch$ 8,832 million.

➢  Decrease of current liabilities of Ch$ 41,642 million, equivalent to 3%, mainly explained by:

❖    Financial current liabilities reduction of Ch$ 41,819 million, mainly in Endesa Chile of Ch$ 118,025 million due to the Yankee Bond payment, offset by an increase in the bank loans of Emgesa of Ch$ 44,738 million, net from bond debt payment, and increase in Edegel of Ch$ 29,864 million due to the transfer to short term of long term bank loans and bonds net of payment.

❖   Ch$ 73,978 million decrease in trade accounts payable and other accounts payable, mainly in Endesa Chile, Emgesa and Edegel explained by dividend payments, payments to suppliers for energy and fuel purchases and the translation effect of the companies’ functional currencies.

❖    The above was partially offset by an increase in accounts payable to related companies of Ch$ 68,184 million, mainly due to transactions between Endesa Chile and Enersis relating to a structured loan of Ch$ 408,438 million, currency exchange differences of Ch$ 37,882 million, offset by dividend payment of Ch$ 47,985 million and structured debt payment of Ch$ 329,510 million.

• 12 •

❖  Other current provisions increase of Ch$ 56,201 million, mainly due to the environmental liability of El Quimbo project of Emgesa for Ch$ 70,756 million, offset by the translation effect from Colombian peso to Chilean peso.

➢    Net equity increased by Ch$ 20,004 million compared to December 2014.

❖    The controlling shareholder’s equity decreased by Ch$ 52,090 million, mainly explained by the net income of the period of Ch$ 392,868 million, the reduction of other reserves of Ch$ 259,720 million, mainly translation differences of Ch$ 160,979 million, increase of cash flow coverage of Ch$ 96,155 million, coupled with the reduction of the final dividend of year 2014 and the 30% legal for Ch$ 184,772 million.

❖    Non-controlling interests grew by Ch$ 72,094 million, mainly explained by the net income of the period of Ch$ 242,153 million, offset by the decrease in other comprehensive income Ch$ 87,667 million and the dividend distribution to minority shareholders of Ch$ 80,862 million.

Evolution Of Key Financial Ratios

Indicator		Unit	Dec-15	Dec-14	Chg	Chg %

Liquidity	Liquidity	Times	0.68	0.75	(0.07)	(9%)
	Acid-test *	Times	0.63	0.69	(0.06)	(9%)
	Working capital	Million Ch$	(433,192)	(354,680)	(78,512)	22%
Leverage	Leverage **	Times	1.05	1.05	-	0%
	Short-term debt	%	36.2%	37.5%	(1.3%)	(4%)
	Long-term debt	%	63.8%	62.5%	1.3%	2%
	Financial expenses coverage***	Times	11.23	6.66	4.57	69%
Profitability	Op. income / Op. Revenues	%	33.8%	35.8%	(2.0%)	(5%)
	ROE ****	%	14.7%	12.5%	2.2%	18%
	ROA ****	%	8.7%	8.8%	(0.1%)	(1%)

* (Current assets - inventories - prepayments)/ current liabilities
** Total debt / (equity + minority interest)
*** EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)
**** Annualized figures

These indicators have been calculated as if discontinuing operations would have not been carried out in order to facilitate the interpretation of these ratios.

The current liquidity ratio as of December 2015 was 0.68 times, a 9% decrease compared to December 2014. Nevertheless, the Company shows a solid liquidity position, complying with its obligations with banks, financing its investments with the cash surpluses and showing a suitable debt maturity pattern.

• 13 •

The acid test ratio was 0.63 times, representing a 9% decrease when compared to December 2014.

Working capital amounted to Ch$ 433.192 million negative, showing a 22% growth over December 2014, which is a temporary situation and immaterial given the appropriate level of liquidity of the Company.

The debt ratio was 1.05 times as of December 2015, representing no change when compared to December 2014.

3.- Consolidated Statements of Cash Flows Analysis

The Company generated a negative net cash flow of Ch$ 193,166 million in 2015, which comprised the following categories:

Cash Flow (Million Ch$)	2015	2014	Chg	Chg %

Net cash flows from (used in) operating activities	901,214	816,800	84,414	10%
Net cash flows from (used in) investing activities	(488,595)	(327,447)	(161,148)	49%
Net cash flows from (used in) financing activities	(605,785)	(452,260)	(153,525)	34%

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(193,166)	37,093	(230,259)	(621%)

Operating activities generated a positive cash flow of Ch$ 901,214 million, which represented a 10% increase over December 2014. This flow was mainly comprised by the proceeds from goods and services sales of Ch$ 3,249,925 million, offset by payments to suppliers of goods and services of Ch$ 1,854,216 million, tax payments of Ch$ 236,641 million and payments to and on behalf of employees of Ch$ 117,344 million.

Investment activities generated a negative cash flow of Ch$ 488,595 million, mainly explained by acquisitions of property, plant and equipment of Ch$ 525,755 million. This was partly offset by net cash inflows from the sale of Túnel El Melón S.A. for Ch$ 6,640 million and the redemption of financial investments of Ch$ 20,000 million.

Financing activities generated a negative cash flow of Ch$ 605,785 million. This was mainly due to repayments of loans and financial leases of Ch$ 1,037,918 million, dividends paid of Ch$ 400,032 million, and interest paid of Ch$ 152,768 million, offset by the collection of loans to related companies and third parties of Ch$ 993,413 million.

• 14 •

Capex and Depreciation

Company (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	2015	2014	2015	2014

Endesa Chile	230,455	125,400	77,279	58,756
Pehuenche	730	616	8,629	8,290
Inversiones Gas Atacama	1,386	2,201	11,448	8,715
Celta	31,335	27,536	25,981	22,497
Túnel El Melón	-	-	-	57
EASA (Group)	54,351	48,539	23,043	17,588
Emgesa	186,496	181,795	37,809	39,210
Generandes Peru (Group)	21,003	35,227	45,635	41,987

Total Consolidated	525,755	421,314	229,824	197,100

• 15 •

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENDESA CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Company in terms of establishing their risk management policy, the following are regarded with particular importance:

➢   Compliance with the rules of good corporate governance.

➢   Strict compliance with all of the Group’s internal rules.

➢   Each business and corporate department defines:

I.   The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

II.  Counterpart criteria.

III. Authorized Operators.

➢   The businesses and corporate departments establish their predisposition to risk, within each market in which they operate, in a manner consistent with the defined strategy.

➢   All business operations and corporate departments operate within the approved limits of each case.

➢   The businesses, corporate departments, business lines and companies establish the risk management controls necessary to assure that market transactions are performed according to Endesa Chile policies, rules and procedures.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rates.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining low income statement volatility.

In compliance with the current interest rate hedging policy, the percentage of fixed and/or hedged debt to total net debt was 96% as of December 31, 2015.

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks. The instruments currently being used to comply with the policy are interest rate swaps that allow variable interest rates to be converted to fixed rates.

• 16 •

The financial debt structure of the Endesa Chile Group, in terms of fixed, hedged and variable interest rate, using derivatives, is the following:

	Dec-15	Dec-14
	%	%

Fixed Interest Rate	96%	96%
Variable Interest Rate	4%	4%

Total	100%	100%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

➢  Endesa Chile’s subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

➢  Payments of project related supplies in currencies that are different from that of the companies’ cash flows indexation.

➢  Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

➢  Cash flows from foreign subsidiaries to the holding companies in Chile exposed to exchange rate variations.

In order to mitigate exchange rate risk, Endesa Chile Group focuses on maintaining a balance between cash flows indexed to the US dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

Commodities Risk

Endesa Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

➢  Fuel purchases for electricity generation.

➢  Energy trading transactions in the local markets.

In order to reduce risks under extreme drought conditions, the Company has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

• 17 •

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits. As of December 31, 2015 there were swap operations outstanding for 133,000 barrels of Brent. As of December 31, 2014, the Company held swaps for 266,000 barrels of Brent for January 2015 and 350,000 MMBTU of Henry Hub gas for February 2015.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Notes 17 and 19 and appendix 4, respectively.

As of December 31, 2015, the Endesa Chile Group’s liquidity was Ch$ 37,425 million in cash and other cash equivalents and Ch$ 142,032 million in long-term committed credit facilities. As of December 31, 2014, the liquidity position of the Endesa Chile Group was Ch$ 336,629 million in cash and cash equivalents, and Ch$ 179.926 million in long-term committed credit facilities.

Credit Risk

The Endesa Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Credit risk is therefore monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities (with a credit rating equivalent to investment grade, wherever possible), with limits set for each entity.

• 18 •

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

Derivative contracts are carried out with creditworthy entities in Chile and abroad, all transactions taking place with investment-grade entities.

Risk Measurement

The Endesa Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

➢  Financial debt.

➢  Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

➢  US dollar Libor interest rate.

➢  The different currencies of our companies operations, the local indexes regularly used by banks.

➢  The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 95,917 million.

These values represent the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

• 19 •

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Endesa Chile's financial debt is subject to cross-default provisions.

Non-payment – after any applicable grace period – of Endesa Chile's debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international loan (not yet disbursed). Furthermore, this loan contains provisions under which certain events other than non-payment, in the Company, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Endesa Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million.

Lastly, in the case of Endesa Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s default. This line was closed early on January 18, 2016, and from its subscription was not disbursed. Negotiations are underway in order to contract new credit line and it is expected to sign it in February 2016 under similar conditions as the previous one considering the new corporate structure.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of these companies, performed by credit-rating agencies, would result in the need to make prepayments of debt.

• 20 •

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.d of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

• 21 •

CONTACT INFORMATION

For further information, please contact us:

Susana Rey M.

Head of Investor Relations

susana.rey@enel.com

(+56) 22630 9606

Catalina González S.

Investor Relations Senior Analyst

catalina.gonzalez@enel.com

(+56) 22630 9603

Guillermo Berguecio B.

Investor Relations Analyst

guillermo.berguecio@enel.com

(+56) 22630 9506

Francisco Basauri M.

Investor Relations Analyst

francisco.basauri@enel.com

(+56) 22630 9585

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its subsidiaries. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

• 22 •

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: February 26, 2016